UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

voxeljet AG

(Name of Issuer)

American Depositary Shares, each representing one-fifth of an ordinary share with a nominal value of €1.00 per share

(Title of Class of Securities)

92912L 107

(CUSIP Number)

Dr. Ingo Ederer

c/o voxeljet AG

Paul-Lenz Straße 1

86316 Friedberg, Germany

(49) 821 7483 100

Copy to:

David S. Rosenthal, Esq.

Berthold A. Hummel, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 92912L 107

1.	Name of Reporting Person Dr. Ingo Ederer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 612,645 ordinary shares, which, if deposited, would represent 3,063,225 American Depositary Shares (“ADSs”)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 612,645 ordinary shares, which, if deposited, would represent 3,063,225 ADSs

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 612,645 ordinary shares, which, if deposited, would represent 3,063,225 ADSs

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%*

14.	Type of Reporting Person (See Instructions) IN

*                 Percentage of class calculation is based on 3,120,000 ordinary shares outstanding as of October 23, 2013, which, if deposited, would represent 15,600,000 ADSs.  This number reflects ordinary shares outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 18, 2013, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-191213).

Item 1.         Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the American Depositary Shares (“ADSs”) of voxeljet AG, a stock corporation incorporated in the Federal Republic of Germany (the “Issuer”).  The address of the principal executive office of the Issuer is Paul-Lenz Straße 1b, 86316 Friedberg, Germany.

Item 2.         Identity and Background

(a)         The name of the reporting person is Dr. Ingo Ederer.

(b)         The business address of Dr. Ederer is Paul-Lenz Straße 1b, 86316 Friedberg, Germany.

(c)          Dr. Ederer is the Chief Executive Officer and a member of the management board of the Issuer, which has a business address of Paul-Lenz Straße 1b, 86316 Friedberg, Germany.  The principal business of the Issuer is the manufacture and sale of 3D printers and the provision of services using 3D printers.

(d)         During the past five years, Dr. Ederer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.

(e)          During the past five years, Dr. Ederer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Dr. Ederer is a citizen of the Federal Republic of Germany.

Item 3.         Source and Amount of Funds or Other Consideration

The Issuer was incorporated on July 2, 2013, at which time Dr. Ederer acquired 18,850 ordinary shares of the Issuer for a purchase price of €18,850 using personal funds.  Voxeljet Technology GmbH, another company in which Dr. Ederer had an ownership interest, then merged into the Issuer on July 29, 2013, effective as of September 12, 2013.  As a result of this merger, Dr. Ederer acquired an additional 735,150 ordinary shares of the Issuer in exchange for the shares he owned in Voxeljet Technology GmbH.  On October 23, 2013, Dr. Ederer sold 141,375 of his ordinary shares, representing 706,875 ADSs, in connection with the initial public offering of the Issuer’s ADSs (the “IPO”).  On October 23, 2013, in connection with the IPO, Dr. Ederer “ceremonially” purchased the first 100 ADSs of the Issuer that were publicly traded for an aggregate purchase price of $2,000 using personal funds.

Item 4.         Purpose of Transaction

The purpose of this filing is to state that Dr. Ederer is the Chief Executive Officer and a member of the management board of the Issuer and, as such, cannot be deemed a passive investor due to his involvement in the management of the Issuer.

Other than as described in this Item 4, Dr. Ederer does not currently have any specific plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that Dr. Ederer may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.         Interest in Securities of the Issuer

(a) and (b) Dr. Ederer beneficially owns 612,645 ordinary shares of the Issuer, which, if deposited with the depositary of the Issuer’s ADSs, would represent 3,063,225 ADSs.  The ordinary shares owned by Dr. Ederer equal approximately 19.6% of the Issuer’s ADSs.  Dr. Ederer has sole voting and dispositive power over all ordinary shares he beneficially owns.

The percentage of ADSs reported beneficially owned by Dr. Ederer is based on the Issuer having 3,120,000 ordinary shares outstanding as of October 23, 2013, which, if deposited with the depositary of the Issuer’s ADSs, would represent 15,600,000 ADSs.  The number of ordinary shares of the Issuer that are outstanding reflects ordinary shares outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange

Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 18, 2013, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-191213).

(c) The following table details the transactions effected by Dr. Ederer in the past 60 days:

Date of Transaction	Sale or Purchase	Number of Shares or ADSs Sold or Purchased	Price Per Share or ADS	How Transaction was Effected
September 12, 2013	Purchase	735,150 Shares	€1.00 per Share	By way of merger of Voxeljet Technology GmbH into Issuer. Dr. Ederer received ordinary shares of Issuer in exchange for shares he held in Voxeljet Technology GmbH
October 23, 2013	Sale	706,875 ADSs	$13.00 per ADS	Pursuant to the Underwriting Agreement relating to the Issuer’s IPO
October 23, 2013	Purchase	100 ADSs	$20.00 per ADS	In an open market transaction on the New York Stock Exchange

(d) Not applicable.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dr. Ederer was a party to that certain Shareholders’ Agreement, dated July 2, 2013, among the Issuer and the shareholders of the Issuer (the “Shareholders’ Agreement”), which contained certain agreements among the shareholders with respect to the ordinary shares of the Issuer.  Pursuant to its terms, the Shareholders’ Agreement terminated automatically upon the closing and settlement of the IPO.  Dr. Ederer is not presently a party to any contracts, and does not currently have any arrangements, understandings or relationships, with respect to securities of the Issuer.

Item 7.         Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DR. INGO EDERER
Dr. Ingo Ederer

Dated: November 1, 2013